Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

June 3, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on June 3, 2024, by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

June 3, 2024.

Schedule “A”

Bitfarms Provides May 2024 Production
and Operations Update

- Earned 156 BTC in May 2024 -

- Secured additional hydropower in Paraguay with potential to add 6 EH/s in 2025 -

- Increased installed hashrate to 9.5 EH/s with 7.5 EH/s operational -

- Improved corporate energy efficiency to 27 w/TH, up 31% Y/Y & 13% M/M -

- On track to deliver 21 EH/s and 21 w/TH in 2024 -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (June 3, 2024) - Bitfarms Ltd. (NASDAQ/ TSX: BITF), a global vertically integrated Bitcoin mining company, provides its monthly production report and update on its fleet upgrade and expansion.

In May, Bitfarms secured an additional 100 MW at its Yguazu site through an amendment to the existing 100 MW Power Purchase Agreement (PPA) with the Paraguay state-owned utility, ANDE. This amendment doubles capacity at this site to 200 MW with scheduled deployment for the additional 100 MW in 2025. This sustainable hydropower will be provided at the same contractual low cost of approximately 3.9 cents per kWh, before VAT, with the added benefit of not being subject to annual inflationary adjustments. This expansion has the potential to add an additional 6 EHs in 2025 if filled with S21 Pro miners.

Damian Polla, General Manager of LATAM, stated, “Building upon our construction progress at our existing sites and track record in the country, this addition allows us to take further advantage of the cost efficiencies and rapid construction timelines we have in Paraguay. Importantly, these megawatts were secured directly though ANDE with no direct acquisition costs. With 270 MW of infrastructure expansion from our new Paso Pe and Yguazu farms, Paraguay is the fastest growing region in our portfolio.”

Jeff Lucas, Chief Financial Officer, stated, “In addition, we received $17 million of the $24 million VAT refund from Quebec, with the remaining $6 million expected in the next few weeks. This VAT refundability reduces our Canadian power costs by 15% and provides substantial funds to support our ongoing growth with sufficient liquidity to pay for all the miners needed to reach 21 EH/s this year.”

Fleet Upgrade Review

“Our fleet upgrade is progressing at a rapid pace. Year-to-date we have received 25,600 miners and installed 23,600 miners, with the remaining 16,200 miners in route. Together, these miners provide sufficient hashing power to achieve 12 EH/s in June,” said Ben Gagnon, Chief Mining Officer. “In May, we completed two farm upgrades at Cowansville and Bunker and filled three of five buildings in Paso Pe with new miners. This increased our installed hashrate to 9.5 EH/s, with approximately 7.5 EH/s currently operating, and improved our corporate energy efficiency by 31% year-over-year and 13% from last month, to 27 w/TH. Nearly 2 of 3 EH/s are installed at our Paso Pe site but not yet energized pending final testing by ANDE and substation engineering work which is scheduled to be completed in June. Upgrades at Leger are underway and are scheduled to be completed in June along with farm upgrades at St Hyacinthe and Baie Comeau.”

Mining Review

During May, in response to unusually cold temperatures in Argentina, Bitfarms curtailed operations for 8 days in Rio Cuarto amidst a temporary demand spike for natural gas during the harshest winter in 44 years. Mining operations at Rio Cuarto resumed on May 31st.

ANDE began their final Power up Protocol testing in Paso Pe, and we expect to have the full 70 MW energized in June.

May mining operations generated 156 BTC compared to 269 BTC in April, reflecting the first full month of reduced block rewards, the result of the April Halving event. Additionally, curtailment in Argentina and downtime, associated with upgrading miners, reduced total production which was partially offset by a 4.2% decrease in network difficulty compared to April.

Key Performance Indicators	May 2024	April 2024	May 2023
Total BTC earned	156	269	459
Month End Operating EH/s	7.5	7.0	5.0
BTC/Avg. EH/s	24	44	93
Average Operating EH/s	6.4	6.1	4.9
Operating Capacity (MW)	240	240	196
Hydropower (MW)	186	186	178
Watts/Terahash Efficiency (w/TH)	27	31	39
BTC Sold	136	245	414

May 2024 Select Operating Highlights

●	7.5 EH/s online at June 1, 2024, up 50% year-over-year (Y/Y) and 7% from April 30, 2024.
●	6.4 EH/s average online, up 5% from the previous month.
●	24.5 BTC/average EH/s, down 45% from the previous month as May was the first full month with post-halving economics.
●	156 BTC earned, 42% lower than the previous month and 66% lower Y/Y.
●	5.0 BTC earned daily on average, equal to ~$340,000 per day based on a BTC price of $67,300 at May 31, 2024.
●	In Québec,
o	At The Bunker, completed installation of 5,564 Bitmain T21s miners for a total of 7,764.
o	At Cowansville, completed installation of 3,240 BitmainT21s miners.
o	At Leger, installed 936 Bitmain T21s miners.

●	In Paraguay,
o	At Paso Pe:
■	Installed 6,750 Bitmain T21s miners.
■	Installed 817 M53S+ Hydro Miners.
o	At Yguazu, secured an additional 100 MW of sustainable hydropower.
●	At Rio Cuarto, Argentina, curtailed operations for 8 days
●	In Washington state, installed 300 Bitmain T21s miners.

Bitfarms’ BTC Monthly Production

Month	BTC Earned 2024	BTC Earned 2023
January	357	486
February	300	387
March	286	424
April	269	379
May	156	459
YTD Totals	1,368	2,135

May 2024 Financial Update

●	Sold 136 of the 156 BTC earned as part of the Company’s regular treasury management process for total proceeds of $8.9 million.
●	BTC held in treasury increased to 850 BTC, representing $57.2 million based on a BTC price of $67,300 at May 31, 2024.
●	Increased Synthetic HODL™ by 38 long-dated BTC call options to 208 long-dated BTC call options at May 31, 2024.

Upcoming Conferences and Events

●	June 25: Northland Growth Conference, Virtual
●	June 25-26: Mining Disrupt Conference, Miami, FL
●	July 25-27: Bitcoin Conference, Nashville, TN

About Bitfarms Ltd

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin mining facilities and one under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC or BTC/day = Bitcoin or Bitcoin per day
●	EH or EH/s = Exahash or exahash per second
●	MW or MWh = Megawatts or megawatt hour
●	PH or PH/s = Petahash or petahash per second
●	TH or TH/s = Terahash or terahash per second
●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)
●	Synthetic HODL™ = the use of instruments that create BTC equivalent exposure

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; it may not be possible to profitably liquidate the current digital currency inventory, or at all; the digital currency market may not continue to be accepted by users; digital currency prices are volatile and a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions may not be achieved; the Company may not be able to maintain reliable and economical sources of power for the Company to operate its cryptocurrency mining assets; \here may be increases in the Company’s electricity costs and costs of natural gas, the Company may be impacted by changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates, which could adversely impact the Company’s profitability; the Company ability to expand will depend upon the completion of future financings,; and the adoption of new, or changes in existing, regulations or laws could prevent the Company from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year-ended December 31, 2023, filed on March 7, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contact:

Tracy Krumme

SVP, Head of Investor Relations

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Actual Agency

Khushboo Chaudhary
+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

U.S. Media

Dan Katcher or Joseph Sala

Joele Frank, Wilkinson Brimmer Katcher

+1 212-355-4449